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Direct Dial - (202) 419-8409

July 10, 2015

VIA EDGAR

Mr. James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”) File Nos. 333-40455 and 811-08495
Dear Mr. O’Connor:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission (the “Commission”) this application for withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 3:35 p.m. on October 16, 2014 (Accession No. 0001193125-14-373793).

This application also includes the withdrawal of the associated delaying amendments (the “Delaying Amendments”) filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 10:09 a.m. on December 23, 2014 (Accession No. 0001582816-14-000738); (ii) at 12:28 p.m. on January 26, 2015 (Accession No. 0001582816-15-000027); (iii) at 5:23 p.m. on February 26, 2015 (Accession No. 0001582816-15-000046); (iv) at 1:17 p.m. on March 26, 2015 (Accession No. 0001582816-15-000083); (v)  at 11:41 a.m. on April 24, 2015 (Accession No. 0001582816-15-000120); (vi) at 10:34 a.m. on May 22, 2015 (Accession No. 0001137439-15-000084); and (vii) at 11:43 a.m. on June 18, 2015 (Accession No. 0001582816-15-000179).

 The Amendment was filed under Rule 485(a) in anticipation of launching a new fund with an appointed subadviser and the Delaying Amendments were filed under Rule 485(b) for the sole purpose of delaying the effectiveness of the Amendment.  However, the Registrant does not intend to launch the new fund at the present time, and no securities were sold in connection with the offering.

Mr. James E. O’Connor, Esq.
July 10, 2015

Therefore, the Registrant respectfully submits this application for withdrawal of the Registrant’s Amendment (Accession No. 0001193125-14-373793) filed under the EDGAR submission type 485A and the Registrant’s associated Delaying Amendments (Accession No. 0001582816-14-000738, Accession No. 0001582816-15-000027, Accession No. 0001582816-15-000046, Accession No. 0001582816-15-000083, Accession No. 0001582816-15-000120, Accession No. 0001137439-15-000084, and  Accession No. 0001582816-15-000179), with each such Delaying Amendment filed under the EDGAR submission type 485BXT.

Please direct any inquiries regarding this application to my attention at the above referenced number or, in my absence, to Peter Hong at (202) 419-8429.

Very truly yours, /s/Jessica D. Burt Jessica D. Burt, Esquire

cc:           Allan J. Oster, Esquire